File No. 812-[            ]

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) Granting an Exemption From Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 Under the 1940 Act, Under Sections 6(c) and 17(b) of the 1940 Act for an Exemption From Sections 17(a)(1) and 17(a)(2) of the 1940 Act and Under Section 12(d)(1)(J) of the 1940 Act Granting an Exemption From Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

In the Matter of

PowerShares Actively Managed Exchange-Traded Fund Trust II,

Invesco PowerShares Capital Management LLC and

Invesco Distributors, Inc.

Name and Address of Applicants	Please send all communications, notices and orders to:

PowerShares Actively Managed Exchange-Traded Fund Trust II 3500 Lacey Road, Suite 700 Downers Grove, IL 60515	Anna Paglia Invesco PowerShares Capital Management LLC 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

Invesco PowerShares Capital Management LLC 3500 Lacey Road, Suite 700 Downers Grove, IL 60515 Invesco Distributors, Inc. 11 Greenway Plaza, Suite 1000 Houston, TX 77046	With a copy to: Alan P. Goldberg K&L Gates LLP 70 W. Madison, Suite 3100 Chicago, IL 60602 and Eric S. Purple K&L Gates LLP 1601 K Street, NW Washington, DC 20006

Page 1 of 40 Sequentially Numbered Pages (including exhibits)

As filed with the Securities and Exchange Commission on June 5, 2014

I.	INTRODUCTION

A.	SUMMARY OF REQUESTED RELIEF

In this application (the “Application”), PowerShares Actively Managed Exchange-Traded Fund Trust II (the “Trust”), Invesco PowerShares Capital Management LLC (the “Adviser”) and Invesco Distributors, Inc., a broker-dealer affiliated with the Adviser (the “Distributor” and, collectively with the Trust and the Adviser, the “Applicants”),1 apply for and request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Order”).

Applicants are seeking the requested Order to permit, among other things:

•	the creation and operation of an open-end management investment company, a series of the Trust, with an actively managed investment portfolio (the “Initial Fund”), that will issue exchange-traded shares (“Shares”) through a “blind trust” and that are primarily redeemable in large aggregations, except in connection with the Small Allotment Redemption Option (as defined in section II(G)(3) below).

•	the Initial Fund to issue shares with limited redeemability that can be traded on a national securities exchange, as defined in Section 2(a)(26) of the 1940 Act (an “Exchange”), at negotiated prices, rather than at NAV; and

•	certain affiliated persons of the Initial Fund to receive securities from the Initial Fund in connection with the in-kind redemption of the Initial Fund’s shares.

Applicants further request that the Order requested herein apply to any future series of the Trust that similarly offer exchange-traded Shares through a blind trust (each, a “Future Fund” and, collectively, the “Future Funds”). The Future Funds will (a) be advised by the Adviser or an entity controlling controlled by or under common control with the Adviser, and (b) comply with the terms and conditions of the Application. The Initial Fund and the Future Funds together are referred to as the “Funds.” Each Fund will operate as an actively-managed exchange-traded fund (“ETF”).

Each Fund will issue, on a continuous offering basis, Shares at a Fund’s current net asset value (“NAV”) and only in large aggregations of a specified number (referred to as a “Creation Unit”) of at least 50,000 Shares or as set forth in the prospectus (the “Prospectus”) for each Fund, except in connection with the Small Allotment Redemption Option (as defined in section II(G)(3) below). It is expected that the price of a Creation Unit will be at least $25/share. Creation Units will be offered only to broker-dealers that are members of The Depository Trust Company (“DTC”) and that sign an agreement governing the offer and settlement of Creation Units (“Authorized Participants”). Sales of Creation Units will be settled against delivery of cash equal to the purchase value. Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on an Exchange. The Shares generally will not be redeemable to a Fund unless combined into a Creation Unit and will be settled, primarily in-kind, as described below.

The Applicants are also requesting that the Order permit certain investment companies and unit investment trusts registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and to permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and 12(d)(1)(B) apply to: (1) any Fund that is currently or subsequently part of the “same group of investment companies” as the Initial

[1]	All references herein to the term “Adviser” include successors-in-interest to the Adviser, including, but not limited to, any registered investment adviser that assumes substantially all of the assets of the Adviser.

Funds within the meaning of section 12(d)(1)(G)(ii) of the 1940 Act, as well as any principal underwriter for the Funds and any broker-dealers selling Shares of a Fund to an Investing Fund (as defined below); and (2) each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act2 that enters into a Participation Agreement with a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts are included in the defined term as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any broker-dealers to sell Shares of the Funds to Investing Funds beyond the limitations mandated by Section 12(d)(1)(B) (“Section 12(d)(1) Relief”).3

All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the Order only to invest in a Fund and not in any other registered investment company.

In connection with the Section 12(d)(1) Relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and 17(a)(2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such redemptions with, certain Investing Funds, Authorized Participants and their blind trusts of which one or more Funds are affiliated persons or affiliated persons of affiliated persons solely as a consequence of such entities’ ownership of 5% or more of a Fund’s voting shares.

The Applicants believe the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act; specifically, with respect to the relief requested pursuant to section 17(b), the Applicants believe that the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned and are consistent with the policies of the 1940 Act. No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

B.	COMPARABILITY TO PRIOR RELIEF GRANTED BY THE COMMISSION

As an initial matter, it is important to note that the Commission has issued orders on exemptive applications that involve actively managed ETFs seeking relief similar to the relief that Applicants are requesting (the “Actively Managed ETF Orders”).4 The Applicants also note that the Commission has issued an order permitting actively managed ETFs to another open-end management investment company managed by the Adviser (the “Prior PowerShares Order”).5

[2]	“Same group of investment companies” as used in the Application refers to the definition in Section 12(d)(l)(G)(ii) of the Act.
[3]	In no case, however, will a Fund that invests in other open- or closed-end investment companies or ETFs as a fund of funds rely on the exemption from Section 12(d)(1) being requested in this Application.
[4]	See, e.g., In the Matter of USAA Asset Management Company et al., Investment Company Act Release Nos. 30891 (January 23, 2014)(notice) and 30921 (February 19, 2014)(order); In the Matter of DBX ETF Trust et al., Investment Company Act Release Nos. 30770 (October 29, 2013)(notice) and 30811 (November 26, 2013)(order); In the Matter of VTL Associates, LLC et al., Investment Company Act Release Nos. 30763 (October 24, 2013)(notice) and 30789 (November 19, 2013)(order); In the Matter of Principal Management Corporation et al., Investment Company Act Release Nos. 30692 (September 20, 2013)(notice) and 30742 (October 16, 2013)(order); In the Matter of Horizons ETFs Management (USA) LLC et al., Investment Company Act Release Nos. 30680 (August 27, 2013)(notice) and 30695 (September 24, 2013)(order); In the Matter of GENCAP Strategies LLC et al., Investment Company Act Release Nos. 30635 (July 30, 2013)(notice) and 30676 (August 27, 2013)(order); In the Matter of ProShares Advisors LLC et al., Investment Company Act Release Nos. 30527 (May 14, 2013) (notice) and 30562 (Jun. 18, 2013) (order); In the Matter of ALPS ETF Trust et al., Investment Company Act Release Nos. 30519 (May 14, 2013) (notice) and 30553 (Jun. 11, 2013) (order); In the Matter of Financial ETF Trust and ERNY Financial Advisors, LLC, Investment Company Act Release Nos. 30514 (May 13, 2013) (notice) and 30552 (Jun. 10, 2013) (order); In the Matter of Forum Investment Advisors, LLC et al., Investment Company Act Release Nos. 30507 (May 6, 2013) (notice) and 30549 (Jun. 4, 2013) (order); In the Matter of Millington Exchange Traded MAVINS Fund, LLC and Millington Securities, Inc., Investment Company Act Release Nos. 30503 (May 2, 2013) (notice) and 30543 (May 29, 2013) (order); In the Matter of John Hancock Exchange-Traded Fund Trust et al., Investment Company Act Release Nos. 30469 (Apr. 18, 2013) (notice) and 30518 (May 14, 2013) (order); In the Matter of Fidelity Merrimack Street Trust, et al., Investment Company Act Release Nos. 30464 (Apr. 16, 2013) (notice) and 30513 (May 10, 2013) (order); In the Matter of Neuberger Berman ETF Trust and Neuberger Berman Management LLC, Investment Company Act Release Nos. 30436 (Mar. 25, 2013) (notice) and 30473 (Apr. 22, 2013) (order); In the Matter of Exchange Traded Concepts Trust, et al., Investment Company Act Release Nos. 30415 (Mar. 7, 2013) (notice) and 30445 (Apr. 2, 2013) (order); In the Matter of Emerging Global Advisors, LLC, et al., Investment Company Act Release Nos. 30382 (Feb. 13, 2013) (notice) and 30423 (Mar. 12, 2013) (order); In the Matter of Exchange Traded Spreads Trust, et al., Investment Company Act Release Nos. 30346 (Jan. 9, 2013) (notice) and 30378 (Feb. 5, 2013) (order); In the Matter of Pyxis Capital, L.P., et al., Investment Company Act Release Nos. 30316 (Dec. 21, 2012) (notice) and 30352 (Jan. 16, 2013) (order); In the Matter of Franklin Advisers, Inc., et al., Investment Company Act Release Nos. 30312 (Dec. 19, 2012) (notice) and 30350 (Jan. 15, 2013) (order); In the Matter of AllianceBernstein Active ETFs, Inc., et al., Investment Company Act Release Nos. 30305 (Dec. 13, 2012) (notice) and 30343 (Jan. 8, 2013) (order); In the Matter of Cambria Investment Management, L.P. and Cambria ETF Trust, Investment Company Act Release Nos. 30286 (Nov. 30, 2012), 30302 (Dec. 12, 2012) (notices) and 30340 (Jan. 4, 2013) (order); In the Matter of T. Rowe Price Associates, Inc., et al., Investment Company Act Release Nos. 30299 (Dec. 7, 2012) (notice) and 30336 (Jan. 2, 2013) (order); In the Matter of Salient Advisors, L.P. and MarketShares ETF Trust, Investment Company Act Release Nos. 30254 (Oct. 31, 2012) (notice) and 30281 (Nov. 27, 2012) (order); In the Matter of Legg Mason ETF Trust, et al., Investment Company Act Release Nos. 30237 (Oct. 22, 2012) (notice) and 30265 (Nov. 16, 2012) (order); In the Matter of IndexIQ Advisors LLC, et al., Investment Company Act Release Nos. 30166 (Aug. 13, 2012) (notice) and 30198 (Sept. 10, 2012) (order); In the Matter of Arrow Investment Advisers, LLC, et al., Investment Company Act Release Nos. 30100 (June 6, 2012) (notice) and 30127 (July 3, 2012) (order); In the Matter of Federated Investment Management Company and Federated ETF Trust, Investment Company Act Release Nos. 30093 (June 1, 2012) (notice) and 30123 (June 26, 2012) (order); In the Matter of Northern Trust Investments, Inc., et al., Investment Company Act Release Nos. 30045 (Apr. 24, 2012) (notice) and 30068 (May 22, 2012) (order); Huntington Asset Advisors, Inc., Investment Company Act Release Nos. 30032 (Apr. 10, 2012) (notice) and 30061 (May 8, 2012) (order); First Trust Exchange-Traded Fund, Investment Company Act Release Nos. 29983 (Mar. 15, 2012) (notice) and 30029 (Apr. 10, 2012) (order); RiverPark Advisors, LLC, Investment Company Act Rel. Nos. 29840 (Oct. 19, 2011) (notice) and 29863 (Nov. 17, 2011) (order) (collectively, the “Actively Managed ETF Orders”).
[5]	See PowerShares Actively Managed Exchange-Traded Fund Trust, Investment Company Act Release Nos. 28140 (February 1, 2008) (notice) and 28171 (February 27, 2008) (order).

One significant difference between the relief requested and conditions agreed to in this Application and those of the Actively-Managed ETF Orders and the Prior PowerShares Order is that the Trust will not make its Funds’ holdings and trading activity known to market participants on a daily basis, as discussed in more detail below. This operating procedure is being proposed because it will allow the Funds to use proprietary investment strategies and techniques which the Adviser has developed whose value to the Adviser and shareholders would be compromised if the Funds’ portfolio holdings were disclosed on a daily basis. Even if the Adviser had no objection to the daily disclosure of portfolios generated by its proprietary information, shareholders of the Funds would be exposed to the potential for harm from “free riding,” just as existing ETFs are exposed. Applicants believe that the absence of daily disclosure of the Funds’ portfolio holdings will not result in a meaningful deviation between the price of Shares on an Exchange and the NAV of those Shares, because the availability of real-time pricing information will allow market participants to hedge trading exposures in Shares effectively and permit the efficient trading of Shares in the marketplace.

As a further protection against Shares trading at a meaningful discount from NAV more than temporarily, investors will be able to redeem Shares directly from a Fund at NAV for a limited time if Shares trade at a specified discount from their NAV.

II.	BACKGROUND

A.	THE APPLICANTS

1. The Trust. The Trust is a business trust organized under the laws of the State of Delaware and will be registered with the Commission as an open-end management investment company. The Trust is organized as a series trust and may have multiple series with actively managed portfolios pursuant to registration statements on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933, as amended (“Securities Act”) and the 1940 Act (each, a “Registration Statement”). The Trust initially will offer the following Fund in reliance on the relief being requested herein: PowerShares Real Estate Securities Portfolio. A summary of the Initial Fund’s investment objective is provided in Appendix A.6 The Trust is overseen by a board of trustees (the “Board”), which will maintain the composition requirements of Section 10 of the 1940 Act.7 Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-

[6]	If a Fund invests in derivatives, then (a) the Trust’s Board will periodically review and approve the Fund’s use of derivatives and how the Fund’s investment adviser assesses and manages risk with respect to the Fund’s use of derivatives and (b) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.
[7]	The term “Board” includes any board of directors or trustees of a Future Fund, if different.

diversified” under the 1940 Act. Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company (“RIC”) diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”). Under such circumstances, dividends and other distributions by ETFs will be declared and paid in the same manner as by other registered open-end investment companies.

2. The Adviser. Invesco PowerShares Capital Management LLC (the “Adviser”) will be the investment adviser to the Funds. The Adviser is a Delaware limited liability company with its principal office located at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515. Invesco Ltd. is the parent company of the Adviser and is located at Two Peachtree Pointe, 1555 Peachtree Street, N.E., Atlanta, Georgia 30309. Invesco Ltd. and its subsidiaries are an independent global investment management group.

The Adviser is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”) and serves as an investment adviser to a family of four other trusts of exchange-traded series. Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act. The Adviser, subject to the oversight and authority of the Board, will develop and manage the overall investment program for each Fund, oversee the implementation of such investment program, and arrange for the provision of other necessary services for each Fund, including custodial, transfer agency and administration services, and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund. Each Fund will appoint an administrator (the “Administrator”), custodian (the “Custodian”) and transfer agent (the “Transfer Agent”). The Custodian also will act as the trustee for each blind trust for the benefit of an Authorized Participant. The performance of their duties and obligations will be conducted within the provisions of the 1940 Act and the rules thereunder.

The Adviser may recommend to the Board that a Fund’s investment program can best be implemented through a subadviser and (with the consent of the Board and any necessary shareholder consent) may enter into subadvisory agreements with investment advisers to act as subadvisers with respect to the Funds (each, a “Subadviser”). Any Subadviser will be registered, or exempt from registration, under the Advisers Act.8 The Adviser also may determine not to hire any Subadvisers if it believes it can best implement each Fund’s investment program directly.

3. The Distributor. Invesco Distributors, Inc. (the “Distributor”), a Delaware corporation, will serve as the principal underwriter and distributor for each of the Funds. The Distributor is a broker-dealer registered under the Exchange Act and member in good standing of the Financial Industry Regulatory Authority (“FINRA”). The Distributor will distribute Shares on an agency basis. Each of the Adviser and the Distributor is an affiliated person of the other within the meaning of Section 2(a)(3)(C) of the 1940 Act. Neither the Distributor nor any other affiliated person of a Fund, the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares (other than Authorized Participants who may be “affiliates” of a Fund pursuant to Section 2(a)(3)(A) and Section 2(a)(3)(C) of the Act solely as a consequent of beneficial ownership of 5% or more of the Fund’s voting shares).

None of the Trust, the Adviser, any Subadviser or the Distributor is, or will be, an affiliate of any Exchange.

B.	OPERATION OF THE FUNDS

The relief requested herein is similar to the relief granted in the Prior PowerShares Order and the Actively-Managed ETF Orders, except that: (1) the Funds will not make their holdings and trading activity known to market

[8]	The Adviser and any Subadviser, as well as the Distributor, as defined below, each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser has adopted policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Subadviser will be required to adopt and maintain a similar code of ethics and inside trading policy and procedures.

participants, except in accordance with disclosure requirements otherwise applicable to open-end investment companies registered under the 1940 Act; (2) in connection with redemptions of Creation Units, the delivery of any portfolio securities in-kind will generally be effected through a blind trust for the benefit of the redeeming Authorized Participant, and the blind trust will liquidate the portfolio securities without disclosing the identity of such securities to the Authorized Participant; (3) a Fund’s Shares will be redeemable to the Fund for a limited period following certain circumstances, as described in more detail below. In seeking to achieve their investment objectives, the Funds will utilize non-transparent “active” management strategies.

C.	CAPITAL STRUCTURE AND VOTING RIGHTS; BOOK-ENTRY

Each Fund will have one class of Shares. Each shareholder of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required, consistent with the requirements of the 1940 Act and the rules promulgated thereunder and state laws applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. DTC, a limited-purpose trust company organized under the laws of the State of New York, or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interest, sometimes referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants consisting of certain broker-dealers, banks, trust companies and other eligible intermediaries (“DTC Participants”). Beneficial Owners will exercise their rights in Shares indirectly through DTC or DTC Participants. All references herein to owners or shareholders will reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No shareholder will have the right to receive a certificate representing Shares. Delivery of notices, statements, shareholder reports and other communications from a Fund to Beneficial Owners will be at a Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.

D.	EXCHANGE LISTING

The Trust intends to submit an application to list Fund Shares on an Exchange, where they will be traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., the Distributor) or affiliated person of a Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares. Neither the Adviser, Distributor nor any other affiliated person of the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares (other than Authorized Participants, who may be “affiliates” of a Fund pursuant to Section 2(a)(3)(A) and Section 2(a)(3)(C) of the 1940 Act solely as a consequence of beneficial ownership of 5% or more of the Fund’s voting shares). It is expected that each Exchange will select, designate or appoint one or more specialist dealers or designated liquidity providers for the Shares of each Fund, in accordance with its trading practices and rules.9 As long as the Funds operate in reliance on the requested Order, the Shares will be listed on an Exchange.

[9]	If Shares are listed on The NASDAQ Stock Market LLC (“NASDAQ”) or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as an Exchange market maker and maintain a market for Shares trading on that Exchange. On NASDAQ, no particular Exchange market maker would be contractually obligated to make a market in Shares. However, the listing requirements on NASDAQ, for example, stipulate that at least two Exchange market makers must be registered in Shares to maintain a listing. In addition, on NASDAQ and NYSE Arca, registered Exchange market makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Exchange market maker will be an affiliated person or an affiliated person of an affiliated person of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section II.D.

E.	SALES OF SHARES

1.	General.

a.	Creation Units – Orders and Valuation

A Fund will issue Shares through the Distributor on a continuous basis at NAV,10 but only in Creation Units to Authorized Participants. The issuance of Creation Units will operate in a manner substantially identical to that of the ETFs that are the subject of the Prior PowerShares Active Order and other Actively-Managed ETF Orders.

A Fund will issue Shares only at the NAV per Share next determined after an order in proper form is received. The Trust will sell and redeem Creation Units of the Fund on each such day and will not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than as provided by Section 22(d) of the 1940 Act (each such day, a “Business Day”). Each Fund will always have a fixed number of Shares in a Creation Unit as specified in its Prospectus.

An Authorized Participant must be a DTC Participant that has signed an agreement with the Distributor with respect to creations and redemptions of Creation Units (a “Participant Agreement”). The Distributor will furnish acknowledgments to those placing such orders that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form, as described in a Fund’s Prospectus or Statement of Additional Information (“SAI”). Further, a Fund may reject a purchase order transmitted to it by the Distributor if:

(a) the purchaser or group of related purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding Shares of such Fund;

(b) the required purchase consideration is not delivered;

(c) the acceptance of the purchase consideration would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code;

(d) the acceptance of the purchase consideration would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(e) the acceptance of the purchase consideration would otherwise, in the discretion of the Trust or the Distributor, have an adverse effect on the Trust or on the rights of Beneficial Owners; or

(f) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, Adviser, Distributor, custodian, NSCC or any other participant in the purchase process; and similar extraordinary events.

The NAV of each Fund is expected to be determined once each Business Day at a time determined by the Board, currently anticipated to be as of the close of the regular trading session on the New York Stock Exchange (“NYSE”) (currently 4:00 p.m. Eastern time) (the “Valuation Time”). Each Fund will establish a cut-off time (“Order Cut-Off Time”) for Creation Unit purchase orders in proper form. To initiate an order for a Creation Unit of Shares, an Authorized Participant must submit to the Distributor an irrevocable order to purchase such Creation Unit after the most recent prior Valuation Time but not later than the Order Cut-Off Time.

The Order Cut-Off Time for a Fund may be its Valuation Time, or may be prior to the Valuation Time if the Board determines that an earlier Order Cut-Off Time for purchase of Creation Units is necessary and is in the best interests of Fund shareholders. It is anticipated that Funds may adopt Order Cut-Off Times prior to their Valuation Time in order to make arrangements for any securities borrowing transactions consistent with a Fund’s

[10]	The Applicants note that each Fund will have in place procedures that provide for the fair valuation of portfolio securities in calculating NAV.

investment strategy that may be necessary in light of purchases of Creation Units and in a manner consistent with orderly portfolio management. An early Order Cut-Off Time will allow the Adviser to net creations and redemptions and facilitate borrowing securities in an efficient manner. Further, an early Order Cut-Off Time would permit the Adviser to enter into short sales for a Fund that utilizes a long-short strategy, on the same Business Day as when there is creation activity.

b.	Creation Units – Transaction Fees

The Trust may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with the purchase or redemption of Creation Units. The exact amounts of any such Transaction Fees will be determined by the Adviser. The purpose of the Transaction Fees is to protect the continuing shareholders against possible dilutive transactional expenses, including operational processing and brokerage costs, associated with establishing and liquidating portfolio positions, including short positions, in connection with the purchase and redemption of Creation Units. The Applicants believe that imposing Transaction Fees will best respond to market needs and help to defray certain costs that would otherwise be borne by the Trust, such as custodian transaction fees and various other Fund overhead costs and fund accounting costs.

From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for the purchase or redemption of Creation Units may be increased, decreased or otherwise modified. Transaction Fees may differ from Fund to Fund. The Transaction Fees relevant to each Fund, as well as the method of calculating these Transaction Fees, will be fully disclosed in the Funds’ Registration Statement. Such Transaction Fees will be limited to amounts that will have been determined by the Adviser to be appropriate and will take into account transaction and operational processing costs associated with the recent purchases and sales of the securities held by the Trust. In all cases, such Transaction Fees will be limited in accordance with then-existing requirements of the Commission applicable to management investment companies offering redeemable securities.

c.	Purchases of Shares – Secondary Market

Only Authorized Participants will be able to acquire Shares at NAV directly from a Fund through the Distributor. Other investors will only be able to acquire Shares in secondary market transactions at prevailing market prices. It is anticipated that Shares will be available for secondary market transactions either directly through Authorized Participants or indirectly when Authorized Participants break down Creation Units into smaller blocks of Shares for resale on an Exchange or otherwise. As discussed in greater detail below, to the extent that an Authorized Participant acquires a Creation Unit with a view toward resale of the Shares, it may be subject to obligations arising under the Securities Act.

d.	Section 12(d)(1) Disclosure

Creation Units will be aggregations of at least 50,000 Shares. The Applicants recognize that each Share is issued by an investment company, and accordingly, the acquisition of any Shares by an investment company, whether acquired from the Trust or in the secondary market, will be subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits investment companies to invest in the Fund beyond those limitations, subject to certain terms and conditions. Disclosure to this effect will be made in each Prospectus.

2.	Settlement of Purchased Creation Units

Subsequent to the acceptance of an order to purchase a Creation Unit and the receipt of proper payment therefor, the Trust will be instructed to initiate delivery of the appropriate number of Shares to the book-entry account specified by the entity placing the order in the manner described below. The Distributor will be responsible for issuing or causing the issuance of confirmations of acceptance, and delivering the Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the acknowledgments of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the administrator.

Payment with respect to the purchase of Creation Units placed through the Distributor will be made in cash. The purchaser will make a cash payment in accordance with DTC procedures on the third DTC settlement day following the date on which the request was accepted by the Distributor (T+3).

3.	Placement of Creation Unit Purchase Orders

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An Authorized Participant is not required to be a member of an Exchange. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders to the Funds.

All standard orders to create a Creation Unit must be received by the Distributor no later than the Order Cut-Off Time on the date such order is placed, as described in the Participant Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares as next determined on such date. The entire required cash payment must be transferred in the manner set forth in the Participant Agreement, by the specified time on the third DTC settlement day following the day it is transmitted (the “Transmittal Date”).

F.	PRICING OF FUND SHARES

The secondary market price of Shares trading on an Exchange will be based on a current bid/ask market. The secondary market price of Shares, like the price of all traded securities, will be determined by supply and demand and will be affected by the current value of the portfolio investments held by a Fund. Thus, Shares of a Fund will be available for purchase or sale on an intraday basis on an Exchange at prices that will not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares.

No secondary sales will be made to broker-dealers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on an Exchange by an investor will be subject to customary brokerage fees or commissions and charges levied by the investor’s broker-dealer.

The Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current Indicative Intraday Value (“IIV”) of the Fund as described below, will be features of the Trust particularly attractive to certain types of investors. The Applicants intend to emphasize these features in the marketing of Shares.

G.	REDEMPTION

1.	General

Beneficial Owners may sell their Shares in the secondary market. Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant, except under limited circumstances described below under “Small Allotment Redemption Option.” As required by law, redemption requests in good order will receive the NAV next determined after the request is received.

2.	Authorized Participant Redemption

A Fund will not redeem Shares unless combined into a Creation Unit, except pursuant to the Small Allotment Redemption Option (defined below). Redemption orders of Creation Units must be placed by or through an Authorized Participant (“AP Redemption Order”). Each Fund will establish an Order Cut-Off Time for redemption orders of Creation Units in proper form. Creation Units of the Fund will be redeemable at their NAV per Share next determined after receipt of a request for redemption by the Trust in the manner specified below before the Order Cut-Off Time. To initiate an AP Redemption Order, an Authorized Participant must submit to the Distributor an irrevocable order to redeem such Creation Unit after the most recent prior Valuation Time, but not later than the Order Cut-Off Time. The Order Cut-Off Time for a Fund may be its Valuation Time, or may be prior to the Valuation Time if the Board determines that an earlier Order Cut-Off Time for redemption of Creation Units is necessary and is in the best interests of Fund shareholders. An earlier Order Cut-Off Time is primarily necessary because of the redemption process for the Funds. It is contemplated that Authorized Participants will instruct the trustee of the blind trusts (as described below) to liquidate redemption securities in market on close orders on the date of redemption so that Authorized Participants can realize redemption proceeds as close to the Fund’s NAV on the redemption date as possible. In order to allow the Adviser sufficient time to identify the redemption securities, transfer the redemption basket of portfolio securities to the blind trusts and permit the trustee adequate time to process liquidation transactions in accordance with the Authorized Participant’s instructions, it will likely be necessary to employ an Order Cut-Off Time prior to that time to allow such actions to take place. It is anticipated that all Funds will adopt Order Cut-Off Times for redemptions prior to their Valuation Time in order to facilitate the timely identification and notice to the trustee of the blind trusts of securities to be redeemed in-kind. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except for: (1) any period during which the NYSE is closed other than customary weekend and holiday closings, (2) any period during which trading on the NYSE is restricted, (3) any period during which an emergency exists as a result of which disposal by the company of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to determine its NAV, and (4) for such other periods as the Commission may by order permit for the protection of shareholders.

Redemptions will occur primarily in-kind, although redemption payments may also be made partly or wholly in cash.11 The Participant Agreement signed by each Authorized Participant will require establishment of a blind trust to receive distributions of securities in-kind upon redemption.12 Each Authorized Participant will be required to appoint the custodian as trustee of its blind trust in order to facilitate orderly processing of redemptions. While the Fund will generally distribute securities in-kind, the Adviser may determine from time to time that it is not in the Fund’s best interests to distribute securities in-kind, but rather to sell securities and/or distribute cash. For example, the Adviser may distribute cash to facilitate orderly portfolio management in connection with rebalancing or transitioning a portfolio in line with its investment objective, or if there is substantially more creation than redemption activity during the period immediately preceding a redemption request, or as necessary or appropriate in accordance with applicable laws and regulations. In this manner, the Fund can use in-kind redemptions to reduce the unrealized capital gains that may, at times, exist in the Fund by distributing low cost lots of each security that the Fund needs to dispose of to maintain its desired portfolio exposures. Shareholders of a Fund would benefit from the in-kind redemptions through the reduction of the unrealized capital gains in the Fund that would otherwise have to be realized and, eventually, distributed to shareholders. The redemption basket will consist of the same securities for all Authorized Participants on any given day subject to the Adviser’s ability to make minor adjustments to address odd lots, fractional shares, tradeable sizes or other situations as discussed below.

After receipt of an AP Redemption Order, the Custodian will typically deliver securities to the blind trust (which securities are determined by the Adviser) with a value approximately equal to the value of the Shares13 tendered for redemption at the Order Cut-Off Time. The Custodian will make delivery of the securities by appropriate entries on its books and records transferring ownership of the securities to the blind trust, subject to delivery of the Shares redeemed. The trustee of the blind trust will in turn liquidate, hedge or otherwise manage the securities based on instructions from the Authorized Participant.14 If the trustee is instructed to sell all securities received at the close on the redemption date, the trustee will pay the liquidation proceeds net of expenses plus or minus any cash balancing amount to the Authorized Participant through DTC.15

[11]	It is anticipated that any portion of a Fund’s NAV attributable to appreciated short positions will be paid in cash, as securities sold short are not susceptible to in-kind settlement. The value of other positions not susceptible to in-kind settlement may also be paid in cash.
[12]	The terms of the blind trust will be set forth as an exhibit to the Participant Agreement, which will be signed by each Authorized Participant. The Applicants expect that the terms of the blind trust will provide that the trust be formed under [Massachusetts] state law. The custodian will act as trustee of the blind trust, and the trustee will be paid by the Authorized Participant a fee negotiated by the Adviser on behalf of Authorized Participants.
[13]	If the NAV of the Shares redeemed differs from the value of the securities delivered to the blind trust, the Fund or the blind trust will pay a cash balancing amount to compensate for the difference between the value of the securities delivered and the NAV.
[14]	Because an Authorized Participant would not know the holdings of its blind trust, it is anticipated that such instructions would be generic standing instructions to the trustee. Although an Authorized Participant could, in its sole discretion, provide different standing instructions, it is expected that, in order to realize proceeds from a redemption at a value as close as possible to the redemption’s NAV, all Authorized Participants will likely instruct the trustee of the blind trust to sell all securities received in-kind as redemption proceeds at the close of the market on the date of redemption. For this reason, an Order Cut-Off Time for redemptions is necessary so that the Adviser is able to identify securities to be redeemed in-kind to the Custodian prior to the close of the market on the redemption date.
[15]	Under applicable provisions of the Code, the Authorized Participant is expected to be deemed a “substantial owner” of the blind trust because it receives distributions from the blind trust. As a result, all income, gain or loss realized by the blind trust will be directly attributed to the Authorized Participant. In a redemption, the Authorized Participant will have a basis in the distributed securities equal to the fair market value at the time of the distribution and any gain or loss realized on the sale of those Shares will be taxable income to the Authorized Participant.

The redemption securities that the blind trust receives may mirror the portfolio holdings of the Fund pro rata or, if the Adviser or a Subadviser determines to reduce one or more portfolio exposures through an in-kind distribution, may constitute only a portion of the holdings that would not be proportionate to the overall portfolio holdings of the Fund. To the extent a Fund distributes portfolio securities through an in-kind distribution to more than one blind trust for the benefit of that trust’s Authorized Participant, the Fund expects to distribute a pro rata portion of the portfolio securities selected for distribution to each redeeming Authorized Participant. The Adviser would be free to select redemption securities that do not represent an exact slice of a Fund’s portfolio on any given day, so long as each Authorized Participant redeeming on a given day receives the same set of redemption securities on such day. The Adviser might choose to select redemption securities that do not represent an exact slice of a Fund’s portfolio in order to effectively implement changes to the Fund’s portfolio composition, take advantage of tax strategies or address corporate actions. This freedom will benefit Beneficial Owners because the Adviser can use redemption events to liquidate unwanted positions without incurring brokerage charges or taxable gains. To address odd lots, fractional shares, tradeable sizes or other situations where dividing securities is not practical or possible, the Adviser may make minor adjustments to the pro rata portion of portfolio securities selected for distribution to each redeeming Authorized Participant on such business day.

The Trust will accept an AP Redemption Order in proper form. An AP Redemption Order is subject to acceptance by the Trust and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares. At the time of settlement, an Authorized Participant will initiate a delivery of the Shares versus subsequent payment against the proceeds, if any, of the sale of portfolio securities distributed to the blind trust plus or minus any cash balancing amounts, and less the expenses of liquidation. The Trust, on behalf of a Fund, will maintain a security interest in the assets of a blind trust and, under applicable documentation, will be entitled to such assets in the event an Authorized Participant fails to make timely delivery of redeemed Shares.

3.	Small Allotment Redemption Option

Beneficial Owners may submit orders to redeem Shares at NAV directly to a Fund for a limited period following circumstances in which the secondary market price for the Shares at the Valuation Time has deviated from NAV within specified parameters described below (“Small Allotment Redemption Option”).

A Beneficial Owner will be able to place a redemption order directly with a Fund if, for 10 consecutive Business Days, the midpoint of the national best bid/offer spread at the time of calculation of the NAV of the Fund has a discount of 5% or greater from NAV (the “Trigger Event”). The Board, however, will retain at all times the authority to adjust the Trigger Event for a Fund’s Small Allotment Redemption Option to reflect a lower discount and/or begin a Small Allotment Redemption Option earlier, if it finds that adjusting the Trigger Event is in the best interests of the Fund’s shareholders. Following a Trigger Event, all Beneficial Owners of a Fund will have the option, beginning on the first Business Day after a Trigger Event and ending 15 calendar days following the Trigger Event (the “Small Allotment Redemption Notice Period”), to instruct the DTC Participant through which they hold Shares to submit an order to redeem Shares directly from the Fund (“Small Allotment Redemption Order”). Redemption proceeds in connection with any Small Allotment Redemption Option will be distributed in cash. Any Beneficial Owner may submit a Small Allotment Redemption Order during the Small Allotment Redemption Notice Period, but may only submit an amount of Shares for redemption smaller than a Creation Unit. During the Small Allotment Redemption Notice Period, redemptions of Creation Units by and through Authorized Participants will remain available.

On each Business Day during the Small Allotment Redemption Period, a Fund will process all Small Allotment Redemption Orders received at the NAV of the Fund next calculated following submission of the Small Allotment Redemption Order in proper form, subject to a redemption fee for administering and processing such orders, not to exceed 2%, as established by the Board. The date the Small Allotment Redemption Order is received in proper form will be the redemption date with respect to those Shares (the “Redemption Date”). Each Fund will establish a cut-off time for Small Allotment Redemption Orders in proper form, which may be earlier than the time of calculation of the NAV in order to facilitate the timely submission of such orders from DTC to the Transfer Agent, in its capacity as the redemption agent for the Funds, for processing the order at NAV on each applicable Redemption Date. All instructions from Beneficial Owners to their DTC Participants to submit a Small Allotment Redemption Order in proper form will be processed by the DTC Participant and submitted through DTC as long as it is received prior to the cut-off time, resulting in an aggregated redemption order received by the Transfer Agent from DTC on that Business Day. Any redemption instructions submitted by a DTC Participant on behalf of Beneficial Owners to DTC and received in proper form by the Transfer Agent/Redemption Agent shall be irrevocable.

The date of payment upon redemption will not exceed seven days after the Redemption Date, other than as provided by Section 22(d) of the Act. The cash proceeds from any Small Allotment Redemption Order received are generally expected to be delivered through DTC to the applicable DTC Participant’s account at DTC. The DTC Participant will in turn deposit the proceeds in the Beneficial Owner’s account or the account of the financial institution carrying the account of the Beneficial Owner.

Upon the occurrence of a Trigger Event, a Fund will notify Beneficial Owners of their ability to place a Small Allotment Redemption Order by (a) issuing a press release, (b) delivering notice, via the Transfer Agent and DTC, to the DTC Participant, and (c) posting information about the Small Allotment Redemption Notice Period on the Fund’s website. Notice delivered through DTC will closely resemble existing DTC processes commonly used to notify beneficial shareholders with respect to corporate actions that require shareholder response or action.16 Following notice to DTC of the Trigger Event, owners of record of a Fund (which are also DTC Participants) are then expected to use their standard notification procedures to disseminate the necessary information to Beneficial Owners to participate in the Small Allotment Redemption Option, in accordance with Commission and Exchange requirements and pursuant to any agreement between a DTC Participant and the Beneficial Owner.17 Shareholders who wish to place a Small Allotment Redemption Order should so instruct their intermediary. If the intermediary is a DTC Participant, it will notify DTC (and, through DTC, the Transfer Agent) of any Small Allotment Redemption Orders received from Beneficial Owners and deliver Shares to be redeemed to the Transfer Agent at an account maintained at DTC for such purpose.18

No more than one Small Allotment Redemption Notice Period may exist for any one Fund at any time. In the event that a Trigger Event still exists after a Small Allotment Redemption Notice Period has ended, a subsequent Small Allotment Redemption Notice Period will commence on the first Business Day following the last Business Day of the previous Small Allotment Redemption Notice Period. Any Small Allotment Redemption Order placed during the subsequent Small Allotment Redemption Notice Period will be subject to the same processes and requirements applicable to a Small Allotment Redemption Order placed during the previous Small Allotment Redemption Notice Period.

[16]	Based on Applicants’ current understanding of DTC processes for corporate actions, Applicants expect that the Transfer Agent/Redemption Agent will transmit files to the DTC providing the necessary information for DTC to initiate the Small Allotment Redemption Notice Period. The DTC will validate the information and will send a confirmation back to the Transfer Agent/Redemption Agent that the Small Allotment Notice Period has commenced. The DTC will then transmit information about the commencement of the Small Allotment Notice Period to broker-dealers to notify the Beneficial Owners.
[17]	See e.g., Financial Industry Regulatory Authority (“FINRA”) Rule 2251, which requires members to forward issuer-related materials to a beneficial owner if the member carries the account for such beneficial owner. Applicants believe that broker-dealers that own Shares in an account at DTC will be required under such rule to forward notice of the Trigger Event and the opening of the Small Allotment Redemption Notice Period to all customers who are Beneficial Owners.
[18]	The Applicants believe that for non-DTC Participants, a similar process will apply through their clearing firms. For example, in the case of a broker-dealer intermediary that is not a DTC Participant, the Applicants expect that the intermediary will notify its clearing firm of any Small Allotment Redemption Orders received from Beneficial Owners. The clearing firm will, in turn, notify DTC (and, through DTC, the Transfer Agent/Redemption Agent) of the Small Allotment Redemption Orders and deliver Shares to be redeemed to the Transfer Agent at an account maintained at DTC for such purpose.

The Small Allotment Redemption Option will be subject to Board oversight. The Small Allotment Redemption Option will be included in the registration statement for the Initial Fund. For any Future Funds, the Small Allotment Redemption Option will be included in the organizational documents or resolutions of the Funds before the commencement of operations.

H.	QUALIFICATION AS A REGULATED INVESTMENT COMPANY

Each Fund intends to qualify for and to elect treatment as a RIC for U.S. federal income tax purposes, with the result that the Funds effectively will be treated as if each were a separate entity and each will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

I.	DIVIDENDS, DISTRIBUTIONS AND TAXES

The Funds will accrue interest and expenses daily and pay the net amount accrued during each month to record holders as of the last business day of each month. Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis. Under such circumstances, dividends will be paid to beneficial owners of record in the manner described below: Distributions of realized securities gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on more frequent basis to comply with the distribution requirements of the Code, in all events in manner consistent with the provisions of the 1940 Act. Dividends and other distributions on Shares of each Fund will be made on a pro rata basis according to Beneficial Owners of Shares. Distributions will be made through DTC and the DTC Participants to Beneficial Owners then of record with amounts received from each Fund.

Distributions will be comprised of interest accrued on a Fund’s assets less expenses (“Net Income”). Authorized Participants redeeming Shares will receive all accrued Net Income through the date of redemption. It is the Funds’ intention to distribute substantially all of their Net Income over the course of the year. If, in any year, a Fund’s earnings and profits are less than the amount distributed in such year, the difference could result in a return of capital to Beneficial Owners for tax purposes.

The Funds (1) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (2) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of a Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

J.	SHAREHOLDER TRANSACTION AND DISTRIBUTION EXPENSES

No sales charges for purchases of Creation Units of any Fund are anticipated to be imposed by any Fund or the Adviser. Each Fund may impose a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. Investors purchasing and selling Shares in the secondary market also may incur customary brokerage commissions. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified not to exceed amounts disclosed in the Prospectus.

K.	OPERATIONAL FEES AND EXPENSES

Each Fund’s investment advisory contract with the Adviser, and the fees payable thereunder, will be approved pursuant to Section 15(a) and Section 15(c) of the 1940 Act and will comply with the provisions of the Advisers Act. For its services, the Adviser will receive a unitary management fee from each Fund. The unitary fees paid by the Funds may differ. Out of a Fund’s unitary management fee, the Adviser will pay substantially all of the operational fees and expenses of that Fund, including the payments to any Subadviser, the costs of transfer agency, custody, fund administration, legal, audit and other services, except for advisory fees, distribution fees, if any, brokerage expenses, taxes, interest, litigation expenses and other extraordinary expenses (including Acquired Fund Fees and Expenses, if any). The Adviser may agree additionally to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.

All other expenses beyond those listed in the preceding paragraph or set forth in section J. above that are incurred in the operation of the Trust will be borne by the Trust and allocated among the Initial Fund and any Future Funds. Operational fees and expenses incurred by the Trust outside the unitary management fee that are directly attributable to a specific Fund will be allocated and charged to that Fund. Operational fees and expenses incurred by the Trust outside the unitary management fee that are not readily attributable to a specific Fund will be allocated on pro rata basis or in such other manner as deemed equitable taking into consideration the nature and type of expense and the relative sizes of each Fund.

L.	DIVIDEND REINVESTMENT SERVICE

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions and other costs, if any, incurred in purchasing such Shares will be an expense borne by the individual Beneficial Owners participating in such a service.

M.	SHAREHOLDER REPORTS

The Trust will furnish to the DTC Participants for distribution to Beneficial Owners notifications with respect to each distribution and an annual notification as to the tax status of the Fund’s distributions to the DTC Participants for distribution to each Beneficial Owner. The Trust will also distribute its annual report containing audited financial statements. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners.

N.	SALES AND MARKETING MATERIALS

The Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make a Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively-managed exchange-traded fund.” No Fund marketing materials (other than as required in the then current Registration Statement on Form N-1A for a Fund) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on an Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

With respect to the Prospectus, SAI, shareholder reports, and any marketing or advertising materials, the same approach will be followed. Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares generally are not individually redeemable and that, under normal circumstances, owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only. A Fund’s disclosure documents and advertising material, however, may discuss the Small Allotment Redemption Option, which is described in Section II(G)(3) above.

Each Fund’s Prospectus also will state that while Creation Units may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit, referring to the SAI for details. The website will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares intraday marketability versus conventional mutual funds redeemability at NAV.

O.	AVAILABILITY OF INFORMATION REGARDING THE FUNDS

1.	General

The daily NAV for the Fund on a per-Share basis will be calculated and disseminated publicly each Business Day. The most recent NAV will be made available on a publicly-available website maintained by the Adviser or administrator.

2.	IIV

During regular trading hours, through the facilities of the Consolidated Tape Association or other widely disseminated means, the IIV for each Fund on a per-Share basis will be disseminated every 15 seconds (or other periodic interval that may be specified by the listing exchange’s rules, as approved by the Commission). The IIV is designed to provide investors and market participants with an intraday indicative value for the Shares. While it is anticipated that the IIV will accurately represent the current value of the Funds’ holdings (including accrued liabilities), it is not intended as a “real-time NAV” and (unlike a Fund’s actual NAV) will not include any extraordinary expenses or liabilities booked during the day. Although the calculation agent will not guarantee the accuracy of the IIV, the contract with the calculation agent will require that it use commercially reasonable efforts to calculate the IIV correctly, and update the calculation in a timely manner, based on the information provided to it by the Trust. The Adviser will be responsible for monitoring the accuracy of the IIV calculation, in connection with which the Adviser will use commercially reasonable efforts to assure that the calculation agent has an accurate listing of all securities in each Fund’s portfolio as of the beginning of trading on each day the Fund is traded. Each Fund will enter into a contractual agreement with a calculation agent to provide services, provide the same portfolio information to the calculation agent as is provided for calculation of its NAV and provide such information in a secure, confidential and electronic manner.

The Funds’ calculation agent(s) will calculate the IIV throughout the trading day for the Fund by dividing the “Estimated Fund Value” as of the time of the calculation by the number of total Shares outstanding. “Estimated Fund Value” is the sum of the estimated amount of cash held in a Fund’s portfolio and the current value of the long and short securities positions in the Fund’s portfolio, minus the amount of accrued liabilities. All equity securities will be valued by the calculation agent at the most recently received consolidated last sale price. In the event last sale prices for a security become unavailable during a trading day, the calculation agent would use the last available sale price until the security is fair valued by the Fund.

3.	Additional Information and Data

The Trust’s website, which will be publicly available prior to the offering of Shares, will include a Prospectus for the Initial Fund, and will include the Prospectuses for any Future Funds, each of which may be downloaded. The website includes additional quantitative information updated on a daily basis, including, for each Fund: (1) average daily trading volume, the prior Business Day’s reported closing price, NAV and the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),19 and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. The website and information will be publicly available for downloading at no charge.20

Investors interested in a particular Fund can also obtain its Prospectus, SAI, Shareholder Reports, Form N-CSR and Form N-SAR, filed twice a year. The Fund’s Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

[19]	The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.
[20]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Thus, the IIV calculated throughout the day will be based on the same portfolio as is used to calculate NAV.

In addition, because the Shares are listed on an Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on broker-dealers’ computer screens and other electronic services. The Exchange or other third-party market data vendor will also disseminate a variety of data with respect to Shares on a daily basis, by some widely disseminated means, including information as of the previous day’s close with respect to NAV. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. Information regarding secondary market prices and trading volume of Shares will be broadly available in real time throughout the trading day. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amounts and make no warranty as to their accuracy.

P.	THIRD-PARTY BROKER-DEALER ISSUES

Each Fund’s Prospectus will disclose that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis at any point during the life of a Fund, a “distribution” (as such term is used in the Securities Act) may occur at any point. Brokers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the Prospectus delivery and liability provisions of the Securities Act.

For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells those Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The Prospectus will state that a determination of whether one is an underwriter for purposes of the Securities Act must take into account all the facts and circumstances pertaining to the activities of the broker or its client in the particular case, and that the examples mentioned above should not be considered complete description of all the activities that could lead to categorization as an underwriter.

The Prospectus also will state that dealers who are not underwriters but are participating in a distribution, as contrasted to ordinary secondary trading transactions, and thus dealing with Shares that are part of an unsold allotment within the meaning of Section 4(a)(3)(C) of the Securities Act, would be unable to rely on the Prospectus delivery exemption provided by Section 4(a)(3) of the Securities Act. Firms that do incur prospectus delivery obligations with respect to Shares will be reminded that the prospectus delivery requirement provided in Rule 153 under the Securities Act is owed to a member of the Exchange in connection with a sale on the Exchange and is satisfied by the fact that the Prospectus is available at the Exchange upon request. Applicants also note that section 24(d) of the 1940 Act provides that the exemption provided by section 4(a)(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers, and will make generally known among the broker-dealer community that a current version of the Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver such Prospectus and SAI for a Fund to the Exchange, where they will be available for review by investors.

III. FUNDS OF ACTIVELY-MANAGED EXCHANGE TRADED FUNDS

A.	THE INVESTING FUNDS

As discussed above, the Investing Funds will be registered investment companies and registered unit investment trusts that will enter into a participation agreement with a Fund (a “Participation Agreement”) in which they seek to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with, the Adviser.

Each Investing Management Company may also have one or more additional investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Subadviser”). An Investing Management Company may be subadvised by the Adviser or an affiliate of the Adviser. Each Investing Fund Adviser and any Investing Fund Subadviser will be registered as an investment adviser under the Advisers Act.

B.	PROPOSED TRANSACTIONS

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act. The proposed transactions are, in many respects, similar to the transactions for which exemptive relief was obtained by other applicants.21

C.	FEES AND EXPENSES

Shares of the Funds will be sold by the Funds without sales loads and it is anticipated that they will have average annual total operating expenses that are expected to be lower than actively-managed mutual funds with similar investment objectives and policies that are not ETFs. Investors, including Investing Funds, who buy and sell Shares through a broker-dealer in secondary market transactions may be charged customary brokerage commissions and charges. The Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset the costs associated with the purchase and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.	CONDITIONS AND DISCLOSURE RELATING TO SECTION 12(D)(1) RELIEF

Like prior applicants, Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds will not be part of the same group of investment companies as the Funds and will not retain the Adviser, or an entity controlling, controlled by or under common control with the Adviser, as the Investing Fund Adviser or Sponsor, but may be subadvised by the Adviser or an affiliate of the Adviser.

To address these concerns, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a Participation Agreement with the Fund. The Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company. The Participation Agreement will further require an Investing Fund that exceeds the 5% or 10% limitations in Sections 12(d)(1)(A)(ii) and 12(d)(1)(A)(iii) to disclose in its Prospectus that it may invest in ETFs, and to disclose, in “plain English,” in its Prospectus the unique characteristics of the Investing Fund investing in ETFs, including but not limited to the expense structure and any additional expenses of investing in ETFs.

[21]	See, e.g., the Prior PowerShares Active Order, supra note 5; see also In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release No. 27845 (May 30, 2007); In the Matter of SSgA Funds Management, Inc. et al., Investment Company Act Release No. 27543 (November 1, 2006); In the Matter of Vanguard Index Funds, et al., Investment Company Act Release No. 27386 (May 31, 2006); In the Matter of SPDR Trust, Series 1, et al., Investment Company Act Release No. 26419 (April 19, 2004); In the Matter of BLDRS Index Funds Trust, et al., Investment Company Act Release No. 26415 (April 9, 2004); In the Matter of iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003); In the Matter of PADCO Advisors, Inc., et al., Investment Company Act Release No. 24722 (October 31, 2000); In the Matter of Van Kampen Funds, Inc. and Van Kampen Focus Portfolios, Investment Company Act Release No. 24566 (July 25, 2000); and In the Matter of Schwab Capital Trust, et al., Investment Company Act Release No. 24113 (October 27, 1999).

IV.	IN SUPPORT OF THE APPLICATION

The Applicants seek an Order from the Commission (1) permitting series of the Trust as an open-end management investment company to issue Shares that are redeemable in large aggregations; (2) permitting secondary market transactions in such Shares at negotiated prices, rather than at NAV; and (3) permitting certain affiliated persons of each Fund to receive securities or other property from each Fund in connection with the redemption of Creation Units.

The exemptive relief specified below is requested pursuant to Section 6(c) of the 1940 Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the 1940 Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].”

The Applicants believe that Shares will afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities which should encourage diversified investment; provide, in the case of individual Shares, a low-cost diversified security for small- and middle-sized accounts of individuals and institutions that would be available at intraday prices reflecting market conditions rather than only their once-daily NAV price; provide a security that should be freely available in response to market demand; provide competition for comparable products available in the U.S. market; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; provide a tax efficient investment vehicle; and provide an exchange traded diversified portfolio to investors that does not trade at a significant discount to NAV as is frequently the case with closed-end mutual funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the 1940 Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”22 The Shares would provide an enhanced ETF product available to both retail and institutional investors. As such, the Applicants believe Shares are appropriate for exemptive relief under Section 6(c) of the 1940 Act.

This Application differs from the Actively-Managed ETF Orders because it does not contemplate disclosure of portfolio holdings beyond what would otherwise be required for open-end mutual funds. The Applicants believe, however, that not requiring daily portfolio disclosure will benefit investors in that it will allow the Adviser to offer proprietary investment strategies and investment techniques without providing the portfolio produced by those strategies and techniques on a daily basis. Otherwise, this proprietary information could be used by the Adviser’s competitors who would not have dedicated personnel and financial resources to their development and implementation. Without protection from this misappropriation, the Adviser would have a sound reason to limit certain strategies and techniques to traditional mutual funds and not offer them in the ETF structure, which has certain advantages over the traditional mutual fund structure (e.g., tax efficiency and the ability to trade Shares anytime that an Exchange is open, rather only once a day at the mutual fund’s closing NAV).

Applicants believe that the real-time dissemination of a Fund’s IIV, together with the right of Authorized Participants to create and redeem each day at the NAV, will be sufficient for market participants to value and trade Shares in a manner that will not lead to significant deviations between the Shares’ Bid/Ask Price and NAV. In addition, the Small Allotment Redemption Option will permit shareholders holding amounts smaller than a Creation Unit to redeem at NAV in the event there is a significant and persistent negative variance between a Fund’s NAV and the secondary market price of Shares at the Valuation Time. The pricing efficiency of a Fund does not rest on the ability of market participants to arbitrage between the Shares and the Fund’s portfolio, but rather on the ability of market participants to assess a Fund’s underlying value accurately enough throughout the trading day to hedge trading exposures to Shares effectively. Professional traders buy Shares that they perceive to be trading at a price less than that which will be available at a subsequent time, and sell Shares they perceive to be trading at a price higher than that which will be available at a subsequent time. The Applicants expect that, as part of their normal day-to-day trading activity, market makers assigned to Shares by Exchanges, off-exchange market makers, firms

[22]	See Investment Company Act Release No. 17534 (June 15, 1990).

that specialize in electronic trading, hedge funds or other professionals specializing in short-term, non-fundamental trading strategies will assume a risk of being “long” or “short” Shares through such trading and will hedge such risk wholly or partly by simultaneously taking an opposite position in a correlated asset, such as a futures contract or swap based on a market index, or by netting the exposure against other, offsetting trading positions – much as such firms do with existing ETFs and other equities.23 The Applicants believe that disclosure of each Fund’s investment objective and principal investment strategies in its Prospectus, along with the dissemination of real-time IIV, will permit professional investors to engage easily in this type of hedging activity.24

The ability of market participants to buy and sell Shares at prices near the IIV is dependent upon their assessment that the IIV is a reliable, indicative real-time value for a Fund’s underlying holdings. The Applicants believe that market participants would accept the IIV as a reliable, indicative real-time value because (1) the IIV will be calculated and disseminated based on a Fund’s actual portfolio holdings (rather than a proxy portfolio), (2) the securities in which the Funds plan to invest are generally highly liquid and actively traded and therefore generally have accurate real time pricing available, and (3) market participants will have a daily opportunity to evaluate whether the IIV at or near the close of trading is indeed predictive of the actual NAV. Because there is less risk of variability between the current IIV and the NAV nearer to the Valuation Time, Applicants expect that the Bid/Ask spread for Shares will initially tend to be less as the market approaches the close and market participants have a very high degree of certainty that they can trade at a level that reflects the current value of the Fund’s holdings. Applicants also expect, however, that market participants will quickly be able to determine, after gaining experience with how various market factors (e.g., general market movements, sensitivity or correlations of the IIV to intraday movements in interest rates or commodity prices, other benchmarks, etc.) affect IIV, how best to hedge long or short positions taken in Shares in a manner that will permit them to provide a Bid/Ask Price for Shares that is near to the IIV throughout the day. The ability of market participants to accurately hedge their positions should serve to minimize any divergence between the secondary market price of the Shares and the IIV, as well as create liquidity in the Shares.

Although turnover of portfolio securities in the Funds may be higher than that of index-based ETFs (but not necessarily higher than those of other actively-managed ETFs approved by the Commission), Shares of the Funds generally will be redeemed in the Creation Units through an in-kind redemption process; therefore, the Funds are expected to be substantially more tax-efficient than existing mutual funds that pursue similar investment strategies. The Funds are relatively tax-efficient investment vehicles to the extent that the Funds can minimize realized capital gains compared to other actively-managed investment companies with similar investment objectives and strategies by selecting lowest cost lots of each security distributed and not effecting sales of appreciated positions within the Funds. Applicants expect that the vast majority of redemptions will be in Creation Unites and that few, if any, redemptions will be submitted through the Small Allotment Redemption Option. Further, because shareholders will typically purchase and sell Shares through secondary market transactions, the Funds should not have the same degree of shareholder recordkeeping and service expenses as mutual funds.

Lastly, the Funds offer a type of actively-managed ETF strategy that provides additional benefits compared to current actively-managed ETF strategies, which are fully transparent with respect to their underlying portfolios. Such transparent actively-managed ETFs are susceptible to “free riding” by other investors and/or managers which can harm, and result in substantial costs to, shareholders. In contrast, the Funds are able to deter such activities by maintaining the confidentiality of their underlying portfolios, which will preserve the benefits of the proprietary management strategies of the Funds for investors.

[23]	The mechanics of arbitrage and hedging differ. Prior Rule 10a-1 and Regulation T under the Exchange Act both describe arbitrage as either buying and selling the same security in two different markets or buying and selling two different securities, one of which is convertible into the other. This is also known as a “riskless arbitrage” transaction in that the transaction is risk free since it generally consists of buying an asset at one price and simultaneously selling that same asset at a higher price, thereby generating a profit on the difference. Hedging, on the other hand, involves managing risk by purchasing or selling a security or instrument which will track or offset the value of another security or instrument. Arbitrage and hedging are both used to manage risk; however, they involve different trading strategies.
[24]	Market participants manage risk in a variety of ways. Applicants expect that market participants will be able to determine how to trade Shares at levels approximating the IIV without taking undue risk by gaining experience with how various market factors (e.g., general market movements, sensitivity of the IIV to intraday movements in interest rates or commodity prices, etc.) affect IIV and finding hedges for their long or short positions in Shares using instruments correlated with such factors.

Applicants do not believe that the requested relief raises any of the special issues raised in the Concept Release on actively managed ETFs.25 The Concept Release highlighted several issues that could impact the Commission’s willingness to authorize the operation of an actively-managed ETF, including whether effective arbitrage of the ETF shares exists. The Concept Release identified the transparency of a fund’s portfolio and the liquidity of the securities in a fund’s portfolio as central to effective arbitrage. However, certain existing ETFs with portfolios of foreign securities have shown their ability to trade efficiently in the secondary market at approximately their NAV even though they do not provide opportunities for traditional “riskless arbitrage” transactions (through the use of a simultaneous specific hedge of the underlying portfolio securities of the ETF) during much of the trading day. Such ETFs have been shown to have pricing characteristics very similar to ETFs that can be arbitraged in this manner. For example, index-based ETFs containing securities that trade during different trading hours than the ETF, such as ETFs that hold Asian stocks, have demonstrated efficient pricing characteristics notwithstanding the inability of market professionals to engage in “riskless arbitrage” with respect to the underlying portfolio for most, or even all, of the U.S. trading day when Asian markets are closed. Applicants believe that the pricing is efficient because market professionals are still able to hedge their positions with offsetting, correlated positions in derivative instruments during the entire trading day.

Unlike a typical index-based ETF, it is not important that Authorized Participants in the Trust know the securities comprising a Fund’s portfolio. In a typical index-based ETF, it is necessary for Authorized Participants to know what securities must be delivered in a creation or will be received in a redemption in order for the typical in-kind creation and redemption process to function. For the Trust, however, the Authorized Participant’s knowledge of the securities comprising the portfolio of a Fund is not important for purposes of creation and redemption since underlying portfolio securities are not delivered to or received by the Authorized Participant directly. Instead, Authorized Participants will rely on providing or receiving an amount of cash essentially equal to NAV. Creation Units will be created solely by the deposit of cash equal to NAV, and redemptions (while effected in-kind to preserve the tax-efficiency of ETFs) will be capable of being liquidated for cash at values that are extremely close to NAV. The use of cash for creations, and in-kind redemption through a blind trust, preserves the integrity of the active investment strategy and eliminates any potential for “free riding.”

As mentioned previously, the ability of market participants to accurately hedge their positions in Shares does not rest on the ability of market participants to anticipate changes in the Fund’s portfolio, but on the calculation of the current spread between the market value of the Fund’s underlying holdings, as accurately reported on a real-time basis through the IIV, and the current bid/ask spread of the Shares. Applicants believe that by disclosing only a Fund’s IIV, rather than the Fund’s underlying portfolio securities, the Funds would benefit shareholders by deterring “free riding” activities that would likely occur if an actively-managed ETF were to make its underlying portfolio holdings public, while still promoting the efficient secondary market trading of Shares.

Liquidity of the portfolio securities may be important to the Fund when purchasing portfolio securities and to the blind trust when selling redemption securities, but the securities in which a Fund plans to invest are expected to be highly liquid and actively traded. The highly liquid nature of these securities should ensure that any sales of redeemed securities by Authorized Participants will not cause undue fluctuation in the NAV of a Fund.26

[25]	See Investment Company Act Release No. 25258 (November 8, 2001) (the “Concept Release”).
[26]	Although liquidity of both ETF shares and portfolio securities may help facilitate arbitrage, as discussed above, the ability to engage in traditional “riskless” type arbitrage transactions is not necessary to assure that the market prices of Shares will trade approximately at their underlying portfolio value. Rather, it is important that market participants can accurately hedge their positions in Shares. Applicants expect traders to employ methodologies similar to those they use to trade other securities in order to hedge positions in Shares. Traders use basic information regarding the investment objective of the portfolio as well as a variety of market data readily available for all listed securities, including the balance and depth of buy and sell orders, recently executed transactions in both Shares and other comparable securities, limit order information, the prior day’s NAV and the most recent IIV, to make offers to buy or sell Shares, and to hedge within reasonable tolerances any exposure to Fund Shares acquired through such market making activity. Traders do not require knowledge of the securities comprising the underlying portfolio of the Fund in order to make liquid markets so long as they can hedge their positions accurately. Applicants expect traders will likely utilize correlations or other sensitivities against the IIV as a relevant benchmark to assess the accuracy of their hedges (e.g., correlations of the IIV against a major large capitalization equity benchmark such as the S&P 500® Index).

The Concept Release also expressed concern about the potential for discrimination among actively-managed ETF shareholders if significant deviations were to develop between the secondary market price and the NAV. However, as discussed above, Applicants believe the dissemination of the IIV calculation will discourage significant deviations between the market price of Shares and a Fund’s intraday value. Because a Fund will generally invest in securities that are highly liquid and have pricing information readily available in the marketplace, the Fund is able to provide shareholders a reliable IIV calculation and therefore, an effective hedging mechanism. In addition, the Small Allotment Redemption Option ensures that all shareholders may submit orders to redeem Shares at NAV directly to a Fund for a limited period following circumstances in which the secondary market price for the Shares has deviated from NAV within specified parameters.

The Concept Release also expressed concern about potential conflicts of interest. Section 1(b)(2) of the 1940 Act states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of persons other than shareholders, including directors, officers, investment advisers, or other affiliated persons, and underwriters, brokers, or dealers. The Concept Release notes specifically that the process in which a Creation Unit is typically purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities may lend itself to certain conflicts for the Adviser, who has discretion to specify the securities included in the baskets, and who, in an actively-managed ETF, would not be limited by the universe of portfolio securities in an index. None of the entities contemplated by Section 1(b)(2) of the 1940 Act, including the Adviser and the Distributor, is principally or otherwise engaged in investment banking, securities dealing, market making, floor brokerage, specialist activities, proprietary trading or similar securities-related activities apart from directing the daily trading of certain funds the Adviser manages and none of them has a financial motive to manipulate the prices or supply of portfolio securities (apart from engaging in brokerage transactions in the normal course of business pursuant to the rules and regulations of the 1940 Act).

In addition, because the Funds will invest in highly liquid securities, it is unlikely that the Adviser or any entity listed under Section 1(b)(2) would be able to influence a Fund in its own interest. None of the entities contemplated by Section 1(b)(2) of the 1940 Act, including the Adviser and the Distributor, has conflicts of interest in managing or facilitating the issuance of Shares. Those entities are also subject to the provisions of the 1940 Act, which are designed to address certain of these conflicts.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act. Based on the foregoing, the Applicants request exemptive relief as set forth below.

V.	REQUEST FOR ORDER AND LEGAL ANALYSIS

The Applicants request an Order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act, for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

Applicants believe that the proposed ETF structure offers advantages over both traditional mutual funds and fully transparent ETFs. Applicants further believe that all transactions conducted by affiliates with the Funds will be on terms that are reasonable and fair, including in terms of the consideration paid or received by Funds, and will not involve overreaching. Therefore, Applicants contend that Funds warrant the relief requested under sections 6(c) and 17(b).

A. SECTIONS 2(a)(32) AND 5(a)(1) OF THE 1940 ACT

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately its proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not always be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units or amounts smaller than a Creation Unit under the Small Allotment Redemption Option. Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all shareholders the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV. Under certain limited circumstances described in this Application, Beneficial Owners may also redeem amounts smaller than a Creation Unit under the Small Allotment Redemption Option. Also, each investor is entitled to purchase or redeem Creation Units rather than trade individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption. While the Applicants recognize that the Commission is concerned about the potential for more significant deviations between a Share’s Closing Price and Bid/Ask Price due to the absence of portfolio transparency, the Applicants do not believe that such deviations will develop given the greater dissemination of the Funds’ IIV and other disclosure. Permitting the Fund to be redeemed mainly in Creation Units does not appear to thwart the purposes of Section 2(a)(32) or 5(a)(1) or any other provision of the 1940 Act.

Applicants believe that the Funds will not present any new issues with respect to the exemptions that allow current index-based ETFs and actively managed ETFs to redeem their shares only in Creation Units. As noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the 1940 Act, which permits the Commission to deal with situations not foreseen when the 1940 Act came into effect in 1940. Applicants believe that Shares may be issued and sold on a basis consistent with the policies of the 1940 Act and without risk of the abuses against which the 1940 Act was designed to protect. Applicants further believe that permitting the Trust to register as an open-end management investment company, and issue and redeem Shares in the manner described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that this Application for an order of exemption under Section 6(c) from Sections 2(a)(32) and 5(a)(1) be granted.

B. SECTION 22(d) OF THE 1940 ACT AND RULE 22c-1 UNDER THE 1940 ACT

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the Prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not necessarily at a price based on NAV. Shares of each Fund will be listed on the Exchange. The Shares will trade on and away from the Exchange27 at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-l, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from broker-dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices for Shares exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, the Applicants do not believe that the Funds’ portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange or, as long as certain requirements are met as described herein, by creating a Creation Unit. Therefore, no broker-dealer should have an advantage over another broker-dealer in the sale of Shares.

Indeed, Applicants believe that the presence of a specialist dealer on an Exchange will enhance liquidity because the specialist dealer has an obligation to promote a fair and orderly market (for example, the specialist dealer may be expected to effect trades to alleviate temporary disparities in supply and demand for Shares). In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying assets of the Fund, an investor need only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. In addition, under the Small Allotment Redemption Option, if the midpoint of the national best bid/offer spread at the time of calculation of the NAV of the Fund has a discount of 5% or greater from NAV for 10 consecutive Business Days, any Beneficial Owner of a Fund will be able to redeem Shares directly from the Fund at NAV. Competitive forces in the marketplace should ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants believe that the nature of the markets in the component securities underlying the investment objective and strategy of a Fund will be primarily determinant of premiums or discounts. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the actual NAV next computed by the Trust. Indeed, such an investor might not wish to wait for the computation of such actual NAV before selling or purchasing. Applicants believe that this ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and will offer a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Applicants do not believe such a portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

As noted above, the Order Cut-Off Time for a Fund may be may be prior to the Valuation Time if the Board determines that an earlier Order Cut-Off Time for purchase or redemption of Creation Units is necessary and is in the best interests of Fund shareholders. It is anticipated that Funds may adopt Order Cut-Off Times prior to their Valuation Time in order to make arrangements for any securities borrowing transactions consistent with a Fund’s investment strategy that may be necessary in light of purchases of Creation Units and in a manner consistent with orderly portfolio management. Use of an early Order Cut-Off Time is not inconsistent with Rule 22c-1, nor does it raise any investor protection or discrimination issues, because all purchase orders received prior to the early

[27]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

Order Cut-Off Time will receive the price next computed after receipt of the order. In addition, Authorized Participants, who are sophisticated investors, will have full disclosure of the early Order Cut-Off Time. To resolve any doubt to the extent necessary, the Applicants are seeking relief, to the extent necessary, from Rule 22c-1 to permit use of an early Cut-Off Time.

Applicants also believe that, with proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units.

On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units, and pricing, trading and redeeming Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) from Section 22(d) and Rule 22c-1.

C. SECTION 22(e) OF THE 1940 ACT

Section 22(e) of the 1940 Act, among other things, prohibits a registered investment company from suspending the right of redemption. Applicant believes that an early Order Cut-Off Time may be necessary because of the redemption process for the Funds. As described above, it is contemplated that Authorized Participants will instruct the trustee of the blind trusts to liquidate redemption securities in market on close orders so that Authorized Participants can realize redemption proceeds as close to the Fund’s NAV on the redemption date as possible. In order to allow the Adviser sufficient time to identify the redemption securities, transfer the redemption basket of portfolio securities to the blind trusts and permit the trustee adequate time to process liquidation transactions in accordance with the Authorized Participant’s instructions, it will likely be necessary to employ an Order Cut-Off Time prior to that time to allow such actions to take place.

The Funds may require an Order Cut-Off Time earlier than the time of calculation of the NAV to process orders from Beneficial Owners submitting a Small Allotment Redemption Order when permitted. The earlier Order Cut-Off Time is likely necessary in order to facilitate the timely submission of such orders from DTC to the Transfer Agent, in its capacity as the redemption agent for the Funds, for processing the order at NAV on each applicable Redemption Date. All instructions from Beneficial Owners to their DTC Participants to submit a Small Allotment Redemption Order in proper form will be processed by the DTC Participant and submitted through DTC as long as it is received prior to the Order Cut-Off Time, resulting in an aggregated redemption order received by the Transfer Agent from DTC on that Business Day. Applicants believe it will likely be necessary to employ an early Order Cut-Off Time to allow such actions to take place.

The Funds also may need to establish an early Order Cut-Off Time to facilitate certain market transactions. For example, the Funds may need to make arrangements for any securities borrowing transactions consistent with a Fund’s investment strategy that may be necessary in light of purchases of Creation Units and in a manner consistent with orderly portfolio management. An early Order Cut-Off Time will also allow the Adviser to net creations and redemptions and facilitate borrowing securities in an efficient manner. Further, an early order cut off time would permit the Adviser to enter into short sales in a Long-Short Fund on the same business day as when there is creation activity. Applicants believe it will be desirable to employ an early Order Cut-Off Time to allow such market transactions to occur.

On the basis of the foregoing, the Applicants believe (i) that an early Order Cut-Off Time is not a suspension of redemption intended to be prohibited by Section 22(e), and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an order of exemption, to the extent necessary, be granted under Section 6(c) from Section 22(e).

D.	SECTION 17(a) OF THE 1940 ACT

Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person (“second tier affiliates”), from selling any security to or purchasing any security from the company.

Section 2(a)(3) of the 1940 Act defines an affiliated person as (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) if such person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof. With respect to the control relationships stated in Section 2(a)(3)(C), Section 2(a)(9) of the 1940 Act provides that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).28

Section 17(a) of the 1940 Act makes it:

[U]nlawful for any affiliated person or promoter of or principal underwriter for a registered investment company…or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company…unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust…by the depositor thereof; (2) knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Applicants request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act in order to permit in-kind redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. The Applicants also request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act in order to permit each Fund to redeem Shares from, and engage in the in-kind transactions that would accompany such redemptions with,29 any Investing Fund of which it is an affiliated person or second tier affiliate because of one or more of the following: (i) the Investing Fund holds 5% or more of the Shares of the Trust or one or more Funds; (ii) an Investing Fund described in (i) is an affiliated person of the Investing Fund; or (iii) the Investing Fund holds 5% or more of the shares of one or more Affiliated Funds.

[28]	Applicants acknowledge that the receipt of any compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of Shares to an Investing Fund, is subject to Section 17(e) of the 1940 Act. The Participation Agreement also will include this acknowledgement.
[29]	With respect to these in-kind transactions, the Applicants are seeking relief for Funds that are affiliated persons or second tier affiliates of an Investing Fund solely by virtue of one or more of the reasons described. The Applicants believe that an Investing Fund generally will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. Nonetheless, an Investing Fund could seek to transact in Creation Units directly with a Fund pursuant to the Section 17(a) relief requested.

Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the 1940 Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a), and there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c).30

A blind trust created and maintained for the benefit of an Authorized Participant may be deemed to be an affiliated person of a Fund, and vice versa, by virtue of owning 5% or more of the Fund’s outstanding voting securities. If Creation Units of all of the Funds or one or more particular Funds are held by only a few investors, including a specialist, some or all of such investors could be 5% owners of the Trust or the Funds, and one or more investors may hold in excess of 25% of the Trust or the Funds, as the case may be, and therefore would be deemed to be affiliated persons of the Trust or the Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. A blind trust created and operated for the benefit of an Authorized Participant may be an affiliated person of a Fund to the same extent an Authorized Participant would be an affiliated person of a Fund, as the Authorized Participant would be the beneficial owner of the cash and securities held in the blind trust. Therefore, an Authorized Participant may require relief from Section 17(a) for in-kind redemptions received by the blind trust created and operated on its behalf if the Authorized Participant is itself an affiliate of the redeeming Fund. Section 17(a) could be understood to prohibit these investors from receiving securities upon redemption. Furthermore, one or more investors, or the specialist in connection with such person’s market making activities, might each accumulate 5% or more of a Fund’s Shares. Additionally, one or more holders of Shares might from time to time accumulate in excess of 25% of the Shares of one or more Funds, and such persons could therefore be deemed to be affiliated persons of the Trust or such Funds under the 1940 Act. In addition, there exists a possibility that, with respect to one or more other registered investment companies (or series thereof) advised by the Adviser, a large institutional investor could own 5% or more of such other registered investment companies (or series thereof), making that investor a second-tier affiliate of a Fund. Applicants request an exemption from Section 17(a) of the 1940 Act pursuant to Section 6(c) in addition to an exemption pursuant to Section 17(b) of the 1940 Act to permit any persons that are affiliated persons of the Funds solely by virtue of owning 5% or more, or in excess of 25%, of the outstanding Shares of the Trust or one or more Funds (or affiliated persons of such persons so long as they are not otherwise affiliated persons of the Trust or the Funds) or holders of 5% or more, or in excess of 25%, of the outstanding shares of one or more other registered investment companies (or series thereof) advised by the Adviser, to effectuate redemptions through in-kind transactions.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve overreaching. For the reasons set forth above, the Applicants contend that no useful purpose would be served by prohibiting the transactions described. The composition of securities given to a redeeming blind trust for the benefit of its Authorized Participant will be the same regardless of the Authorized Participant’s identity, and will be valued under the same objective standards applied to valuing the portfolio securities. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. Applicants believe that in-kind redemptions will afford no opportunity for (1) an affiliated person or a second tier affiliate of a Fund described above to effect a transaction detrimental to the other holders of its Shares or (2) a Fund that is an affiliated person or a second tier affiliate of an Investing Fund to effect a transaction that is detrimental to the Investing Fund. Further, any such in-kind transactions will be based on the NAV of the relevant Fund in accordance with procedures set forth in the Prospectus and SAI.

The Applicants do not believe that in-kind redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistent with a Fund’s objective and with the general purposes of the 1940 Act. The method of valuing portfolio securities held by a Fund is the same as that used for calculating in-kind redemption values. Therefore, no opportunity is created for the affiliates of the Funds described above to effect a transaction detrimental to the other shareholders of a Fund or to Funds affiliated with the Investing Fund to effect transactions detrimental to the Investing Funds. In addition, the proposed transactions will be consistent with the policies of the relevant Fund, will comply with the investment restrictions of the Investing Fund and will be consistent with its investment policies as set forth in its registration statement. Moreover, the

[30]	The Commission, under Section 6(c) of the Act, has exempted a series of transactions that otherwise would be prohibited by Section 17(a). See Keystone Custodian Funds, Inc., Investment Company Act of 1940 Release No. 820, 21 SEC 295 (1945).

Participation Agreement will require any Investing Fund that relies on the relief to purchase Shares directly from a Fund to represent that its purchases are permitted under its investment restrictions and consistent with the investment policies described in its registration statement.

The Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for in-kind transactions between an ETF and certain affiliates. All shareholders, including blind trusts holding Shares for the benefit of their Authorized Participants, regardless of affiliation, will be given the same opportunities with respect to redemptions in-kind. As a result, there would not be any increased opportunity for an affiliate of the Trust to effect a transaction detrimental to the Trust. Consequently, the Applicants believe that the requested relief meets the standards of Sections 6(c) and 17(b) of the 1940 Act. Accordingly, Applicants respectfully request that the Commission grant relief under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act.

E.	SECTION 12(d)(1) OF THE 1940 ACT

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. The Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any broker-dealers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions, from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

1.	Concerns Underlying Sections 12(d)(1)(A) and 12(d)(1)(B)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.31 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.32 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”33

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).34 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (iii) “largely illusory” diversification benefits; and (iv) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).35

[31]	House Hearing, 76th Cong, 3d Sess., at 113 (1940).
[32]	Hearing on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[33]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[34]	See H.R Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[35]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Applicants submit that the concerns underlying Section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address these concerns.

a.	Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 to this Application limits the ability of an Investing Fund’s Advisory Group and an Investing Fund’s Subadvisory Group to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, the “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, the Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor. An “Investing Fund’s Subadvisory Group” is defined as the Investing Fund Subadviser, any person controlling, controlled by or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser.

For purposes of this Application, an “Investing Fund Affiliate” is defined as any Investing Fund Adviser, Investing Fund Subadviser, Sponsor, promoter, or principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate. A “Fund Affiliate” is defined as the investment adviser(s), promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Subadviser, Sponsor or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to ensure that the Investing Fund’s Board and Adviser or trustee and Sponsor, as applicable, understand the terms and conditions of the Order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the Participation Agreement, which must be in effect between the Trust (on behalf of a Fund) and an Investing Fund at the time an investment is made in excess of Section 12(d)(1)(A).

A Fund also would retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the 1940 Act by declining to execute the Participation Agreement with the Investing Fund.

b.	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (i) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;36 (ii) fund holding companies subject their investors to two layers of advisory fees;37 and (iii) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

Under condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the independent directors or trustees (as defined in the 1940 Act), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

The Funds do not expect to impose sales loads on the purchase of Shares so that shareholders of the Investing Funds will not pay a second layer of sales charges in connection with the investment of the Funds.38 Also, in addition to Condition B.10 discussed above, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, an Investing Fund Adviser or an Investing Trust’s trustee (“Trustee”) or Sponsor will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser or Trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund. In addition, the Investing Fund Subadviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Subadviser or an affiliated person of the Investing Fund Subadviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. Condition B.11 prevents any sales charges and/or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the National Association of Securities Dealers (“NASD”).39

c.	Diversification Benefits

The PPI Report found that the diversification benefits for fund holding companies were “largely illusory.”40 Applicants submit that Shares should provide concrete asset allocation and diversification benefits to Investing Funds and that Investing Fund shareholders stand to benefit from investment strategies that utilize Shares.41 The

[36]	PPI Report at 319-320.
[37]	Id. at 318.
[38]	Applicants note that customary brokerage commissions may be charged for secondary market transactions in Shares.
[39]	FINRA, created in July 2007, is a self-regulatory organization and is the successor to the NASD. The FINRA rules include both NASD Rules and certain NYSE Rules that FINRA has incorporated. Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.
[40]	PPI Report at 320.
[41]	Representative Jack Fields recognized the benefits that investment companies offer other investment companies. In introducing the Investment Company Act Amendments of 1995, a version of which Congress later adopted into law as the National Securities Markets Improvement Act of 1996, Representative Fields made the following remarks regarding the restrictions in Section 12(d)(1):

Reexamination of fund of funds restrictions is necessary because professional money management should be available to all investors, including those who themselves invest on behalf of mutual fund investors; that is, professional money managers. Fund managers may wish to benefit, on behalf of the investors in their mutual fund, from the expertise of other professionals in investments with which they themselves may not be familiar. With the opening of new markets around the world, and the constant development of new and often complex instruments for investment and hedging, it is unrealistic to believe that every fund manager can be knowledgeable in every product offered in every market. Fund managers should have available to them the opportunity to commit moneys to investment

Funds offer instant diversification.42 They provide investors with immediate and liquid exposure to a variety of market segments and can be used to target a variety of market indices, countries and sectors, as well as different investment styles. Since Shares can be purchased intraday during regular market hours, they would be particularly advantageous for Investing Funds that want to make immediate adjustments to their portfolios to equitize cash or immediately implement trading or hedging strategies. The Funds provide an advantage over traditional open-end index funds in that they are traded intraday, so they can be bought at current prices throughout the trading day, while shares of traditional mutual funds are purchased at NAV, which is usually calculated only once a day.43 The ability to trade intraday is particularly valuable in volatile markets where there may be significant price differences between the time of the investment decision and the time a traditional mutual fund calculates its NAV.

Applicants note that the PPI Report does not reflect the development of ETFs, nor does it reflect current approaches to constructing and managing investment portfolios in markets that offer ETFs.44

d.	Complex Structures

The PPI Report also expresses concern that the popularity of these transactions could lead to the creation of more complex vehicles that would not serve any meaningful purpose.45 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.”46 Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Investing Funds. Applicants further submit that the Funds would provide investment services to the Investing Funds that will likely differ from, not merely duplicate, the advisory services provided by the Investing Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

Shares provide Investing Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction. Shares also are extremely flexible investment tools. For example, an Investing Fund could use Shares to: (i) quickly and easily invest cash in a liquid instrument that maximizes the potential to outperform a benchmark; (ii) effectively manage cash flow, thus enabling the Investing Fund to stay as fully invested as possible;47 (iii) immediately diversify market segments or other exposure; (iv) immediately modify which are managed by individuals with particular expertise in certain instruments or markets. Mutual funds allow this to be done in a manner which provides for the diversification of risk. The decision of whether a mutual fund is a worthwhile investment should be left to the investor, whether individual or professional, and not be artificially restrained by statutory provisions the reasons for which may no longer be valid.

141 CONG. REC. E868 (extension of remarks - April 7, 1995) (statement of Rep. Fields). Applicants note that Congress adopted amendments to Section 12(d)(1) as originally proposed by Representative Fields.

[42]	In certain situations, diversification may be accomplished relatively inexpensively through transactions in Shares. For example, depending on market conditions, an Investing Fund may incur lower transaction costs in buying or selling a single Share, as opposed to buying or selling each individual security in an Underlying Index. Congress acknowledged these benefits in 1940:

There may be some investment companies . . . which think that aviation stock may be a good buy, but instead of going out and buying diversified blocks of aviation company stocks, the company may buy the securities of some investment companies which specialize in aviation stocks. In that way an investment company can get a cross-section of all aviation stock by buying some shares of stock of an aviation investment company.

House Hearings, 76th Cong., 3d Sess., at 112-113 (1940).

[4][3]	Applicants note that closed-end investment companies trade at market prices throughout the day, often at significant and recurring discounts to their NAV.
[44]	As mentioned above, Congress intended that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time. HR 622, at 43-44.
[45]	PPI Report at 321.
[46]	Id. at 320.
[47]	Shares provide Investing Funds with the ability to invest idle cash in a highly liquid investment pending investment in portfolio securities. The PPI Report noted that the retention of excessive cash balances in the underlying fund’s portfolio would be inconsistent with the interests of other underlying fund shareholders because the fund may not be fully invested in portfolio securities. PPI Report at 317.

style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (v) implement long/short strategies between active and passive management styles. In addition, Shares are bought and sold on an Exchange like other listed securities throughout the trading day at market prices close to NAV, can be sold short without regard to the up-tick provisions of Rule 10a-1 under the Exchange Act (i.e., Shares can be sold on a downtick), can be purchased on margin, can be purchased or sold by limit order, and are valued on a real-time basis. ETFs are already being used by mutual funds for these purposes, particularly for use as a “place to park cash.”48 In addition, there are a number of mutual funds that have been set up expressly to invest in ETFs.49

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission.50

On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth herein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any broker-dealers to sell Shares to an Investing Fund in excess of the limits set forth herein that satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

F.	DISCUSSION OF PRECEDENT

The Applicants’ requested relief with respect to Sections 2(a)(32) and 5(a)(1) is similar to the exemptive relief obtained by previous applicants, and the Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is similar to the exemptive relief obtained by previous applicants.51 The Section 12(d)(1) Relief also is substantially the same as relief previously granted by the Commission.52 Applicants’ requested relief with respect to Sections 17(a) and 17(b) is similar to the exemptive relief obtained by prior applicants with respect to the transactions between funds and their affiliated persons with respect to actively-managed ETFs.53

[48]	See Allison Colter, Exchange-Traded Funds Have Big Fans Among Hedge Funds, Dow Jones Newswires, July 10, 2001, at 1 (stating that “Exchange-traded funds, or ETFs, are booming, and it turns out that some of their biggest customers are other funds, which . . . have hit upon ETFs as an efficient way to access dozens of stocks in one fell swoop.”).
[49]	Id.
[50]	See PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 30222 (September 26, 2012) (notice) and 30283 (October 23, 2012) (order) (the “2012 PowerShares Order”). Section 12(d)(1) of the Investment Company Act of 1940 restricts investments by investment companies in the securities of other investment companies. However, the Funds are permitted to invest in other registered investment companies (excluding closed-end funds) beyond the limits permitted under the 1940 Act, subject to certain terms and conditions set forth in the 2012 PowerShares Order, which was issued to the affiliates of the Trust (and which applies equally to the Funds). Absent such exemptive relief, the Fund’s investments in investment companies would be limited, subject to certain exceptions, to (i) 3% of the total outstanding voting stock of any one investment company, (ii) 5% of the Fund’s total assets with respect to any one investment company and (iii) 10% of the Fund’s total assets of investment companies in the aggregate. Under the pertinent terms of the 2012 PowerShares Order, a Fund may invest in registered investment companies in excess of the limitations imposed by Sections 12(d)(1)(A) and 12(d)(1)(C) of the 1940 Act. The total amount of securities held by the Fund, both individually and when aggregated with all other shares of the acquired fund held by other registered investment companies or private investment pools advised by the Adviser or its affiliates (as well as shares held by the Adviser and its affiliates) cannot exceed 25% of the outstanding voting securities of the acquired investment company, and the none of these entities (including the Fund) may individually or collectively exert a controlling influence over the acquired investment company. If a Fund relies on the 2012 PowerShares Order, it will not enter into a participation agreement pursuant to the exemption requested here, and if the relief sought here were requested, and a Fund signs participation agreement in effect pursuant to the requested relief, it will not rely on the 2012 PowerShares Order.
[51]	See supra, note 4.
[52]	Id. The Applicants note that the Commission recently issued similar Section 12(d)(1) relief to the Adviser and a family of open-end management investment companies managed by the Adviser; see In re Matter of PowerShares Exchange-Traded Fund Trust, et. al., Investment Company Act Release Nos. 30222 (Sept. 26, 2012) (notice) and 30238 (Oct. 23, 2012) (order).
[53]	Id.

The “active” management of the Funds is the only substantive difference with regard to the prior relief granted by the Commission to index-based ETFs; however, the relief is similar to the recent relief granted by the Actively-Managed ETF Orders,54 except that the Funds will not make their holdings and trading activity known to market participants, except in accordance with normal disclosure requirements otherwise applicable to open-end investment companies registered under the 1940 Act. While the Funds are non-transparent ETFs, the Applicants do not believe that the Funds raise any significant new regulatory issues or that the lack of disclosure regarding a Fund’s portfolio holdings will in any way make the Fund more susceptible to manipulation for the benefit of one group over another. Rather, Applicants believe that the availability of real-time pricing information and the ability to purchase Shares in any amount and to redeem Creation Units on any day will allow market participants to hedge trading exposures in Shares effectively and permit the efficient trading of Shares in the marketplace without the need for daily disclosure of the Funds’ portfolio holdings. Further, Applicants believe that non-transparency avoids the risks of “front running” and “free riding” to which actively-managed funds that disclose their holdings are subject. Finally, the opportunity granted to retail investors to purchase and redeem Shares at the NAV on a daily basis, removes any potential disparity between the rights of these investors and Authorized Participants.

In addition, since Creation Units will be created solely by the deposit of cash and will typically be redeemed by distributing securities of the Fund’s portfolio to a blind trust that will liquidate the redemption securities in accordance with instructions from the Authorized Participant redeeming Shares, neither the Adviser nor a Fund Subadviser will be able to cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent applicable restrictions under the 1940 Act.

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, substantially similar to that requested herein, to index-based and actively-managed ETFs, is equally applicable to the Funds.

VI.	CONDITIONS OF THIS APPLICATION

The Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A.	ACTIVELY-MANAGED EXCHANGE TRADED FUND RELIEF

1. As long as the Trust operates in reliance on the requested Order, the Shares of a Fund will be listed on an Exchange.

2. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund’s Prospectus will prominently disclose that the Fund is an actively managed exchange-traded Fund. Each Prospectus and any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not generally individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3. Each Fund will provide for the ability of Beneficial Owners to submit orders to redeem Shares at NAV directly to a Fund for a period of 15 calendar days following circumstances in which the midpoint of the national best bid/offer spread at the time of calculation of the NAV of the Fund has a discount of 5% or greater from NAV for 10 consecutive Business Days. Redemption proceeds in connection with any Small Allotment Redemption Order will be distributed in cash. Upon the occurrence of a Trigger Event, a Fund will notify Beneficial Owners of the their ability to place a Small Allotment Redemption Order by (a) issuing a press release, (b) delivering notice, via the Transfer Agent and DTC, to the DTC Participant, and (c) posting information about the Small Allotment Redemption Notice Period on the Fund’s website.

4. The website for the Trust, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: the prior Business Day’s NAV and the Bid/Ask Price, and a calculation of the premium or discount of the Bid/Ask Price against such NAV.

[54]	Id., see also supra, note 4.

5. The Adviser or Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent applicable restrictions under the 1940 Act.

6. The IIV for a Fund on a per-Share basis will be provided to the market every 15 seconds (or other periodic interval that may be specified by the listing exchange’s rules, as approved by the Commission) during regular trading hours.

B. SECTION 12(d)(1) RELIEF

1. The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, an Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Subadviser or a person controlling, controlled by or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or Investing Fund Affiliate and the Fund or Fund Affiliate.

3. The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4. Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by a Fund to an Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5. An Investing Fund Adviser, or a trustee or Sponsor, as applicable, of an Investing Trust will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including any fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the 1940 Act) received from a Fund by the Investing Fund Adviser, or trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7. The Board of a Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in a Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objective and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9. Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.

12. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission that permits the Fund to purchase shares of other investment companies pursuant to its stated terms and conditions.

VII.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants have attached copies of the resolutions relating to the respective authorizations as Appendix B to this Application. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Dated: June 5, 2014

PowerShares Actively Managed Exchange-Traded Fund Trust II

By:	/s/ Kevin Carome
Name: Title:	Kevin Carome Initial Trustee

Invesco PowerShares Capital Management LLC

By:	/s/ Anna Paglia
Name: Title:	Anna Paglia Head of Legal

Invesco Distributors, Inc.

By:	/s/ John Zerr
Name: Title:	John Zerr Senior Vice President

VIII.	AUTHORIZATION AND SIGNATURES

AUTHORIZATION

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST II

In accordance with Rule 0-2(c) under the 1940 Act, PowerShares Actively Managed Exchange-Traded Fund Trust II (the “Trust”) states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this Application is authorized to do so on behalf of the Trust. Kevin Carome is the Initial Trustee of the Trust and is authorized to sign and file this document on behalf of the Trust pursuant to his authority as Initial Trustee of the Trust.

PowerShares Actively Managed Exchange-Traded Fund Trust II

/s/ Kevin Carome
June 5, 2014

AUTHORIZATION

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

In accordance with Rule 0-2(c) under the 1940 Act, Invesco PowerShares Capital Management, LLC (“PowerShares”) states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this Application is authorized to do so on behalf of PowerShares. Anna Paglia is authorized to sign and file this Application on behalf of PowerShares pursuant to the general authority vested in her as Head of Legal for PowerShares.

Invesco PowerShares Capital Management, LLC

/s/ Anna Paglia
June 5, 2014

AUTHORIZATION

INVESCO DISTRIBUTORS, INC.

In accordance with Rule 0-2(c) under the 1940 Act, Invesco Distributors, Inc. states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this Application is authorized to do so on behalf of Invesco Distributors, Inc. John Zerr is authorized to sign and file this Application on behalf of Invesco Distributors, Inc. pursuant to the general authority vested in him as Senior Vice President.

Invesco Distributors, Inc.

/s/ John Zerr
June 5, 2014

VERIFICATION OF APPLICATION

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST II

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of PowerShares Actively Managed Exchange-Traded Fund Trust II; that he is the Initial Trustee of the Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Kevin Carome
June 5, 2014

VERIFICATION OF APPLICATION

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an order for and on behalf of Invesco PowerShares Capital Management LLC; that she is the Head of Legal of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Anna Paglia
June 5, 2014

VERIFICATION OF APPLICATION

INVESCO DISTRIBUTORS, INC.

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of Invesco Distributors, Inc; that he is the Senior Vice President of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John Zerr
June 5, 2014

APPENDIX A

List of Initial Funds

PowerShares Real Estate Securities Portfolio

PowerShares Real Estate Securities Portfolio seeks to achieve high total return through growth of capital and current income.

APPENDIX B

Resolutions

PowerShares Actively Managed Exchange-Traded Fund Trust II

In accordance with Rule 0-2(c) under the Act, Kevin Carome, in his capacity as the sole Initial Trustee of the PowerShares Actively Managed Exchange-Traded Fund Trust II (the “Trust”), a Delaware statutory trust formed on May 29, 2014, states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Initial Trustee of the Trust and pursuant to the following resolutions adopted by Initial Trustee via unanimous written consent on May 29, 2014:

RESOLVED, that the Trust be, and it hereby is, authorized to prepare, or cause to be prepared, and to execute and file with the U.S. Securities and Exchange Commission an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act; and it is further

RESOLVED, that the Trust be, and it hereby is, authorized to prepare, or cause to be prepared, and to execute and file with the U.S. Securities and Exchange Commission, a Notification of Registration on Form N-8A of PowerShares Actively Managed Exchange-Traded Fund Trust II, pursuant to the 1940 Act; and it is further

RESOLVED, that the Trust be, and it hereby is, authorized to prepare, or cause to be prepared, and to execute and file with the U.S. Securities and Exchange Commission, the filing of the Registration Statement of PowerShares Actively Managed Exchange-Traded Fund Trust II on Form N-1A; and it is further

RESOLVED, that the Trust be, and it hereby is, authorized and directed to prepare, or cause to be prepared, and to execute and file with the U.S. Securities and Exchange Commission such other pre- and post-effective amendments to the Registration Statement, as may be appropriate, on Form N-1A (including prospectuses, statements of additional information, appropriate exhibits and supplemental documents) under the Securities Act of 1933, as amended, and the 1940 Act covering the offer and issue of shares of stock, and it is further

RESOLVED, that the Trust be, and it hereby is, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Trust, and to pay all such expenses as shall be necessary, proper or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing, and it is further

RESOLVED, that the Trust’s officers are hereby authorized and directed, for and on its behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests or other instruments, and to do any and all things that in their judgment, with the assistance of counsel, may be necessary or advisable to effect each of the resolutions adopted to date and to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Trust’s business, and it is further

RESOLVED, that any officer of the Trust who executes any filing with the U.S. Securities and Exchange Commission on behalf of the Trust is hereby authorized to execute any such filing pursuant to a power of attorney.

PowerShares Actively Managed Exchange-Traded Fund Trust II

By:	/s/ Kevin Carome
Name:	Kevin Carome
Title:	Initial Trustee

Dated:	June 5, 2014